5/20


05008217

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Superior Diamonds

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

FILE NO. 82- 34752 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/20/05

ARS
12-31-04



ANNUAL REPORT 2004

SUPERIOR DIAMONDS INC.

To our Shareholders

In 2004, exploration for diamonds was focused on several projects on the Superior Craton within the provinces of Ontario and Québec. The Superior Craton is the largest in the world and exploration by various companies over the past five years has resulted in the discovery of significantly diamondiferous kimberlites in several areas including Attawapiskat, Otish and New Liskeard.

The Superior Craton is mainly underlain by Archean age volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs which were forged into a late Archean supercontinent by thrusting, crustal thickening, plutonism and strike slip faulting. Subsequent to this event, the Superior Craton was subjected to post-Archean arching and rifting. However, it has not experienced significant post-Archean heating. As a consequence of this, the majority of the Superior Craton has retained its cool mantle root which is a necessary condition for an area to produce diamond-bearing kimberlites. All of these factors suggest that the Superior Craton has a very high potential to host new areas containing diamondiferous kimberlites.



Exploration work in 2004 involved aggressive programs on the Ville Marie, AEM-Winisk and Desmaraisville projects. In addition, a follow-up sampling program was completed on the Mistassini Project (50/50 joint venture with Majescor Resources Inc.).

Management is confident that 2005 will be a successful year for the Company and move us closer to our goal of discovering kimberlites containing diamonds. We appreciate the support of all our shareholders.

JOHN G PATERSON
President and CEO

April 15, 2005

SUPERIOR DIAMONDS

CANADIAN PROJECTS



Hudson Bay
WINISK
ATTAWAPISKAT
MISTASSINI
AEM PROJECT
DESMARAISVILLE
VILLE MARIE
Lake Superior
Sudbury
Ottawa
Toronto
Lake Ontario
Lake Huron
Lake Michigan
Lake Erie
Atlantic Ocean
ONTARIO
MANITOBA

CONTENTS



EM-Winisk Project

The Company's AEM-Winisk Project covers approximately 41,288 square kilometres within four separate target areas of northwestern Ontario. Exploration to date has focused in the Lansdowne and Ellard Lake target areas. Superior has staked 103 claims covering 20,912 hectares in these two areas.

Prior to the 2004 field season, the Company completed a fixed wing airborne magnetic survey in the Lansdowne area mainly along the Wunnummin structural corridor. Results of this survey defined several structurally controlled clusters of circular magnetic features. Down-ice from several of these clusters, significant numbers and types of kimberlite indicator minerals (KIMs) were recovered from overburden samples with some of the KIMs indicating an association with diamond bearing kimberlites.

In 2004, the Company completed a program of Mobile Metal Ion (MMI) analysis of 228 overburden samples over 12 magnetic targets. Of the 12 targets analyzed, four appear to be true kimberlites and are slated for drill testing. In addition, a program of regional overburden grid sampling was completed over important structural zones at Ellard Lake, Kasabonika and Lavoie Lake. Samples were processed for their heavy mineral content and in all three areas, important concentrations of KIMs were recovered, especially in the Ellard Lake area. A 14,000 line kilometre airborne magnetic survey is planned for the Ellard Lake area to delineate kimberlite-like magnetic targets for acquisition by staking.



esmaraisville Project

The Desmaraisville kimberlite field is located in the north-central portion of the Abitibi Subprovince of the Superior Craton and is associated with the Nottaway and Waswanipi-Saguenay tectonic zones. Review of the Québec Government airborne magnetic data showed several favourable areas for kimberlite not previously explored and the Company implemented a regional overburden sampling program to recover KIMs. Abundant KIMs were recovered, many of which have chemistries within the diamond stability field including high pressure G10 pyrope garnets and abundant diamond inclusion field chromites. Two areas were chosen for more detailed overburden sampling and a total of 84 samples was collected. These samples were submitted for processing and results are pending. The Company has acquired 35 properties in the region totalling 2,622 hectares. Subject to results of the detailed overburden sampling, the Company is planning a close spaced airborne magnetic survey to better define kimberlite targets. KIM chemistry from this area is very similar to mineral chemistries seen in the prolific Lac de Gras area of the Northwest Territories where two diamond mines are in production.



ille Marie Project

Superior has completed several phases of comprehensive overburden sampling in the Ville Marie area and thousands of KIMs have been recovered. During the early part of 2004, a helicopter-borne triaxial magnetometer gradient survey was flown at 75 metre line spacing up-ice from areas containing abundant KIMs in overburden. Based on all available data, 19 geophysical targets were drilled in the spring of 2004 and although no kimberlite was intersected, a valuable understanding of KIM dispersion and related geological processes was gained.

In the early summer of 2004, a comprehensive overburden sampling program was initiated in six target areas to define KIM dispersion patterns in more detail. Results of this overburden sampling program combined with further refined interpretation of the airborne magnetics has defined 20 priority drill targets. A drilling program to test these targets is anticipated in 2005.

During the course of the 2004 field program, kimberlite boulders were recovered in two different areas. One set of boulders was comprised of hypabyssal kimberlite while the other set consisted of crater facies kimberlite. The recovery of these boulders suggest the source for KIMs is local.

Superior has an excellent property position in the Ville Marie area with 285 claims covering 13,954 hectares.



istassini Project

During 2004, Superior earned its 50% in this Project and future spending on exploration will be on a 50/50 basis with Majescor Resources Inc. The Mistassini Project covers a large area of 265 square kilometres southwest of the diamondiferous kimberlite discoveries of Ashton located in the Otish Mountains region. Two priority targets have been defined on the Property and focused overburden sampling in 2004 resulted in the recovery of abundant kimberlite indicator minerals. All of the data including the airborne magnetics are being reviewed prior to any further work being conducted.

Management's Discussion and Analysis

December 31, 2004 and 2003

GENERAL

The following management's discussion and analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at April 14, 2005 should be read in conjunction with the audited consolidated financial statements including the notes thereto for the years ended December 31, 2004 and 2003.

Superior is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec and trades on the TSX Venture Exchange under the symbol SUP.

In November 2003, the Company and Canabrava Diamond Corporation ("Canabrava") completed a business reorganization by way of a business combination pursuant to which Superior acquired all of the outstanding shares of Canabrava based on a 2.5 common shares of Canabrava to 1 common share of Superior ratio. Upon completion of the transaction, all of the shares of Superior were consolidated on a two old for one new basis. The outstanding convertible securities of Superior, including the warrants exchanged for the Canabrava warrants, were also consolidated on the same basis with corresponding adjustments to the price. Canabrava became a wholly-owned subsidiary of Superior and was dissolved on December 20, 2004.

OVERALL PERFORMANCE

During 2004 the Company raised gross proceeds of $1,699,000 by issuing 3,047,385 common shares pursuant to three private placements. The funds raised were used to generate new projects in Ontario and Québec including the Ville Marie (formerly Temiscamingue) Project.

Administrative expenses, in total, remained unchanged (before general exploration and property write offs) from the previous year. However, there was an increase in office expense and shareholder information costs which was offset by a decrease in legal and consulting fees.

VILLE MARIE PROJECT, QUÉBEC (FORMERLY TEMISCAMINGUE)

The Company has completed several phases of comprehensive overburden sampling in the Ville Marie Area and thousands of kimberlite indicator minerals (KIMs) have been recovered. During the early part of 2004, a closely spaced (75 metre) helicopter borne magnetic survey was conducted up-ice from the areas where KIMs were recovered. Based on all available data, 19 targets were picked and drilled. None of the drillholes intersected kimberlite. A third phase of overburden sampling within specific target areas was completed in the third quarter of 2004, to refine source area locations. During the course of the 2004 program, kimberlite boulders were recovered in two areas. Further exploration will include grid drilling to test the basal till/rock interface and geophysical targets.

AEM-WINISK PROJECT, ONTARIO

In 2004, several targets in the Lansdowne and Ellard Lake areas were sampled in detail to refine the distribution pattern of KIMs. Mobile Metal Ion (MMI) techniques were also carried out over 12 geophysical targets. Of the 12 targets tested, four give MMI signatures consistent with kimberlite. The Company received encouraging results from the 2004 overburden sampling program at Ellard Lake. Further work at Ellard will include an airborne magnetic survey, target acquisition and detailed overburden sampling within specific target areas.

BRYCE TOWNSHIP PROJECT, ONTARIO

Several properties became available in the fourth quarter in Bryce Township, northeastern Ontario. These properties straddle faults that occur on the western flank of, and are aligned parallel to, the Temiscamingue Structural Zone. The acquisition of these properties provides Superior with excellent exposure to diamond exploration occurring in this area.

The 100% owned Bryce Township project consists of 9 properties (624 hectares).

RESULTS OF OPERATIONS

The consolidated loss for the year ended December 31, 2004 was $697,356 compared with $1,321,428 during 2003. The decrease was due to a significantly lower amount of stock-based compensation expense recorded in 2004 in comparison to 2003 ($28,350 and $898,350 respectively).

Consulting and management fees of $131,952 for the year ended December 31, 2004 include $48,000 and $24,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora Platinum Corp. ("Aurora") respectively pursuant to separate administrative services agreements, and $59,952 in fees on account of consulting and management services provided by directors, officers and other consultants. Consulting and management fees amounted to $147,999 in 2003.

General exploration of $61,979 (2003 – $25,756) is comprised of exploration expenditures of a general reconnaissance nature.

Shareholder information expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Shareholder information costs were higher in the current year as a consequence of an increase in the number of shareholders and the addition of Ontario and Québec to the list of jurisdictions in which the Company is required to file. These changes occurred as a result of the business combination with Canabrava. The increase also included the purchase of some promotional materials during 2004.

The decrease in legal and accounting expenditures during 2004 is also the result of the one-time expenditures in 2003 relating to the business combination between Superior and Canabrava.

Office expense increased partly due to a $30,000 re-assessment of provincial capital taxes relating to Canabrava for previous years and also due a general increase in the level of corporate activity.

The Company wrote off $362,702 in resource property costs during 2004 relating to the write down of its Severn Project. The Severn Project is comprised of claims in close proximity to DeBeer's Victor

Pipe. Management reassessed the value of this land and wrote it down to $250,000. The Company has fulfilled its assessment and maintenance obligations on these claims and holds them in good standing.

An exploration advance amount of $64,620 was written off during the current period relating to Canabrava's previous operations in Brazil.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. All dollar amounts are in Canadian dollars.

(AUDITED)

YEARS ENDED DECEMBER 31

	2004	2003	2002
FINANCIAL RESULTS			
INTEREST INCOME	**18,935**	17,467	8,388
NET LOSS	**(697,356)**	(1,321,428)	(602,469)
LOSS PER SHARE*	**(0.03)**	(0.10)	(0.07)
FINANCIAL POSITION			
WORKING CAPITAL	**578,020**	947,819	1,144,831
RESOURCE PROPERTIES	**5,524,791**	4,449,254	594,343
TOTAL ASSETS	**6,161,192**	5,496,258	1,917,118
SHARE CAPITAL	**13,834,942**	12,244,082	8,363,105
DEFICIT	**(9,225,681)**	(8,312,209)	(6,990,781)
NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING	**27,864,727**	24,817,342	12,043,844

*Loss per share is calculated based on the weighted average number of shares outstanding.

SUMMARY OF QUARTERLY RESULTS

2004 FISCAL QUARTER ENDED	4th quarter December 31, 2004	3rd quarter September 30, 2004	2nd quarter June 30, 2004	1st quarter March 31, 2004
INTEREST INCOME	$ 10,024	$ 1,173	$ 3,374	$ 4,364
NET LOSS	(232,063)	(149,057)	(111,175)	(205,061)
LOSS PER SHARE*	(0.01)	(0.01)	(0.00)	(0.01)

2003 FISCAL QUARTER ENDED	4th quarter December 31, 2003	3rd quarter September 30, 2003	2nd quarter June 30, 2003	1st quarter March 31, 2003
INTEREST INCOME	$ 1,559	$ 3,135	$ 5,581	$ 7,192
NET LOSS	(1,058,863)	(91,491)	(96,130)	(74,944)
LOSS PER SHARE*	(0.08)	(0.01)	(0.01)	(0.00)

*Loss per share is calculated based on the weighted average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects some variation in net loss during the fourth and first quarters between 2004 and 2003. The decrease in the fourth quarter of 2004 was due to a significant reduction in stock-based compensation expense recorded during the quarter. The increase in the first quarter compared to the same period in 2003 was due to the write off of exploration advances and stock based compensation relating to stock option grants in early 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company's had working capital of $578,020 at December 31, 2004 compared with $947,819 as at December 31, 2003.

The decrease of $369,799 in working capital reflects $1,438,239 ($1,364,253 on a cash basis) in resource property expenditures, $457,800 in operating expenditures, and $64,620 in exploration advances written off, which were offset by net proceeds from share issuances totaling $1,590,860.

Expenditures on resource properties amounted to $1,438,239 during 2004 of which $911,244 was spent on the Temiscamingue Project, $329,224 on the AEM Diamond Project, and $197,771 on the Mistassini, Attawapiskat, and other projects.

As at December 31, 2004, the Company had in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly.

During the year ended December 31, 2004 the Company completed three private placements. In January 932,000 non-flow through units were issued at $0.75 per unit for gross proceeds of $699,000, in March 615,385 units were issued at $0.65 per unit for gross proceeds of $400,000 and in December, 1,500,000 common shares were issued to Southwestern at $0.40 per share. Broker warrants totaling 93,200 were issued pursuant to the January financing.

Although the Company has sufficient working capital in the near term to fund ongoing operating expenditures, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

As at December 31, 2004 there were 4,265,000 stock options and 3,613,500 warrants outstanding as detailed in note 7(c) and (d) in the notes to consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock Based Compensation and Other Stock Based Payments". Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period. Previously, the Company used the intrinsic value method for valuing stock based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended Decembers 31, 2003, had the effect of increasing net loss by $537,900, and increasing deficit and contributed surplus by $751,896. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $213,996.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $28,350 (2003 - $898,350). These fair values were determined using the Black Scholes options pricing model with the following weighted average assumptions; no dividends are to be paid; expected volatility of 52% (2003 - 44%); risk-free interest rates of 5% (2003 - 5%) and expected life of 5 years (2003 - 5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

The Company paid a total of $29,645 (2003 - $40,986) in consulting and management fees during the year ended December 31, 2004 to companies controlled by John Paterson, Superior's President and CEO, to Thomas Beattie, a director, and to three independent directors. Fees are charged on a per-diem basis by Mr. Paterson and Mr. Beattie while the remaining directors were paid a total of $18,000 ($6,000 each per annum) in September of 2004. Amounts paid to Aurora under the terms of an administrative services agreement (a monthly fee of $2,000) totaled $24,000 (2003 - $24,000). In addition, fees of $48,000 (2003 - $48,000) were paid to Southwestern (a monthly fee of $4,000) under the terms of a separate administrative services agreement. As at December 31, 2004 there was an amount owing to Southwestern of $5,898.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

SUBSEQUENT EVENT

On March 16, 2005, the Company announced a proposed private placement to raise up to $3,800,025 in a brokered private placement through the sale of flow through shares at $0.50 per share and non-flow through units at $0.45 per unit. Each non-flow through unit will consist of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase one common share for $0.60 within two years after closing.

Concurrent with this offering, the Company also proposes to sell by way of a non-brokered private placement up to 444,444 non-flow through units at $0.45 per unit consisting of one common share and one-half of a share purchase warrant. One whole warrant will entitle the holder to purchase one common share for $0.60 within two years after closing.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF SUPERIOR DIAMONDS INC.

We have audited the consolidated balance sheets of Superior Diamonds Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 25, 2005

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31		2004		2003
				(note 3)
ASSETS				
CURRENT				
CASH AND CASH EQUIVALENTS	$	606,552	$	867,637
EXPLORATION ADVANCES AND OTHER RECEIVABLES		29,849		179,367
		636,401		1,047,004
RESOURCE PROPERTIES (note 4)		5,524,791		4,449,254
	$	6,161,192	$	5,496,258
LIABILITIES				
CURRENT				
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$	52,483	$	74,672
DUE TO AFFILIATED COMPANIES (note 8)		5,898		24,513
		58,381		99,185
LONG TERM				
NOTE PAYABLE (note 5)		200,000		200,000
		258,381		299,185
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (note 7)		13,834,942		12,244,082
CONTRIBUTED SURPLUS		1,293,550		1,265,200
DEFICIT		(9,225,681)		(8,312,209)
		5,902,811		5,197,073
	$	6,161,192	$	5,496,258

APPROVED BY THE BOARD



JOHN G. PATERSON



THOMAS W. BEATTIE

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31

		2004		2003
EXPENSES				(note 3)
CONSULTING AND MANAGEMENT FEES	$	131,952	$	147,999
GENERAL EXPLORATION		61,979		25,756
SHAREHOLDER INFORMATION		121,770		80,906
LEGAL AND ACCOUNTING		58,449		149,015
OFFICE EXPENSE		95,245		28,849
RESOURCE PROPERTY COSTS WRITTEN OFF (note 4)		362,702		-
TRAVEL		7,340		8,020
LOSS BEFORE UNDERNOTED ITEMS		(839,437)		(440,545)
INTEREST INCOME		18,935		17,467
STOCK-BASED COMPENSATION (note 3)		(28,350)		(898,350)
WRITE-OFF OF EXPLORATION ADVANCES		(64,620)		-
LOSS BEFORE INCOME TAXES		(913,472)		(1,321,428)
RECOVERY OF INCOME TAXES (note 6)		216,116		-
NET LOSS OF THE YEAR		(697,356)		(1,321,428)
DEFICIT AT BEGINNING OF YEAR		(8,312,209)		(6,990,781)
PROVISION FOR INCOME TAX ON FLOW THROUGH SHARES (note 6)		(216,116)		-
DEFICIT AT END OF YEAR	$	(9,225,681)	$	(8,312,209)
LOSS PER SHARE	$	(0.03)	$	(0.10)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		26,228,670		13,056,130

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2004	2003
OPERATING ACTIVITIES		
NET LOSS FOR THE YEAR	$ (697,356)	$ (1,321,428)
ITEMS NOT INVOLVING CASH:		
RESOURCE PROPERTY COSTS WRITTEN OFF	362,702	-
RECOVERY OF INCOME TAX	(216,116)	-
STOCK-BASED COMPENSATION	28,350	898,350
WRITE OFF OF EXPLORATION ADVANCES	64,620	-
	(457,800)	(423,078)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:		
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(7,159)	26,623
DECREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	(22,733)	(2,922)
CASH USED IN OPERATING ACTIVITIES	(487,692)	(399,377)
INVESTING ACTIVITIES		
RESOURCE PROPERTY EXPENDITURES	(1,364,253)	(873,974)
CASH ACQUIRED DUE TO BUSINESS COMBINATION	-	237,605
SALE OF SUBSIDIARY'S BRAZILIAN OPERATIONS	-	103,191
CASH USED IN INVESTING ACTIVITIES	(1,364,253)	(533,178)
FINANCING ACTIVITY		
SHARES ISSUED	1,590,860	519,012
CASH PROVIDED BY FINANCING ACTIVITY	1,590,860	519,012
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(261,085)	(413,543)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	867,637	1,281,180
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 606,552	$ 867,637
CASH AND CASH EQUIVALENTS CONSIST OF:		
CASH	$ 207,204	$ 867,637
SHORT-TERM INVESTMENTS	399,348	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 606,552	$ 867,637

SUPPLEMENTAL CASH FLOW INFORMATION (note 9)

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

Years Ended December 31, 2004 and 2003

1. DESCRIPTION OF BUSINESS

Superior Diamonds Inc. ("Superior" or the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Québec, Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

On November 27, 2003, the Company and Canabrava Diamond Corporation ("Canabrava") completed a Business Combination Agreement pursuant to which Superior acquired all of the outstanding shares of Canabrava based on a 2.5 to 1 ratio. Prior to this arrangement, Southwestern Resources Corp. ("Southwestern") held direct and indirect equity interests in Superior and Canabrava. Upon completion of the transaction, all of the shares of Superior were consolidated on a two old for one new basis. The outstanding convertible securities of Superior, including the warrants exchanged for the Canabrava warrants, were also consolidated on the same basis with corresponding adjustments to the price. Canabrava became a wholly-owned subsidiary of Superior and was dissolved on December 20, 2004.

The Company has sufficient working capital in the near term to fund ongoing operating expenditures, however the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) *Basis of Presentation*

These consolidated financial statements include the accounts of Superior Diamonds Inc. and its wholly-owned subsidiary Canabrava, up until Canabrava's dissolution described in note 1.

All intercompany transactions and balances have been eliminated.

b) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, due to affiliated companies, and note payable. The carrying value of these financial instruments approximates fair value.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are written off to general exploration as incurred.

e) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

g) Stock options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

h) Loss per Share

Basic loss per share is computed by dividing net income or loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

i) Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation used in the current year.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock Based Compensation and Other Stock Based Payments". Under the CICA's amended recommendations, the fair value of all stock based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended Decembers 31, 2003, had the effect of increasing net loss by $537,900, and increasing deficit and contributed surplus by $751,896. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $213,996.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $28,350 (2003 - $898,350). These fair values were determined using the Black-Scholes options pricing model with the following weighted average assumptions: no dividends are to be paid; expected volatility of 52% (2003 - 44%); risk-free interest rates of 5% (2003 - 5%) and expected lives of 5 years (2003 - 5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

4. RESOURCE PROPERTIES

FOR THE YEAR ENDED DECEMBER 31, 2004

	AEM DIAMOND	MISTASSINI	VILLE MARIE (Temiscamingue)	OTHER	TOTAL
BALANCE, BEGINNING OF YEAR	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254
PROPERTY ACQUISITION, ASSESSMENT AND MAINTENANCE	421	16,934	8,141	11,741	37,237
ANALYTICAL	25,318	24,597	191,170	53,636	294,721
GEOPHYSICS	-	--	352,674	91,188	443,862
GEOLOGY	303,906	43,678	224,066	24,601	596,251
DRILLING	-	-	179,568	-	179,568
PROJECT ADMINISTRATION	-	5,147	3,000	2,006	10,153
RESOURCE PROPERTY COSTS WRITTEN OFF	-	-	-	(362,702)	(362,702)
QUEBEC REFUNDABLE TAX CREDITS		(76,178)	(47,375)	-	(123,553)
BALANCE, END OF YEAR	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ 618,773	$ 5,524,791

FOR THE YEAR ENDED DECEMBER 31, 2003

	AEM DIAMOND	MISTASSINI	VILLE MARIE (Temiscamingue)	OTHER	TOTAL
BALANCE, BEGINNING OF YEAR	$ 594,343	$ -	$ -	$ -	$ 594,343
PROPERTY ACQUISITION, ASSESSMENT AND MAINTENANCE	134,478	2,390,604[1]	6,624	751,150[2]	3,282,856
ANALYTICAL	92,914	-	59,558	1,997	154,469
GEOPHYSICS	15,467	-	-	-	15,467
GEOLOGY	274,449	3,098	47,636	43,457	368,640
PROJECT ADMINISTRATION	28,476	-	3,304	1,699	33,479
BALANCE, END OF YEAR	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254

[1] Represents the fair value of the Project acquired from Canabrava.
[2] Includes the acquisition of Canabrava's Winisk and Severn projects valued at $750,000.

The AEM Diamond Project resulted from the business reorganization in 2002 between the Company and Aurora Platinum Corp. ("Aurora"). This Project covers 33,000 square kilometres in the Canadian Shield within three separate target areas. The fourth area comprises the AEM-Winisk Project which was acquired pursuant to the business combination with Canabrava.

In November 2001, Canabrava and Majescor Resources Inc. ("Majescor") entered into an option agreement regarding the Mistassini Project within the Otish Mountain region in Québec, whereby Canabrava can earn a 50% interest in the project by incurring $1,350,000 in exploration expenditures within three years, paying $25,000 and issuing 100,000 common shares to Majescor. As at December 31, 2004, the Company had earned it's 50% interest in the project.

During 2004, the Company wrote down the value of the Severn Project by $362,702 leaving a book value of $250,000 for this project.

5. NOTE PAYABLE

As at December 31, 2004, the Company had in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly. Interest paid during the year ended December 31, 2004 was $12,500 (2003 - $1,167).

6. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

		DECEMBER 31,2004		DECEMBER 31,2003
CANADIAN STATUTORY FEDERAL INCOME TAX RATE		**36%**		38%
RECOVERY OF INCOME TAXES COMPUTED AT STATUTORY RATES	$	**327,388**	$	298,000
EFFECT OF PROVINCIAL TAX RATES		-		20,000
NON-DEDUCTIBLE EXPENSES		**(10,161)**		(146,000)
ADJUSTMENT ARISING ON TAX FILINGS		**63,457**		-
VALUATION ALLOWANCE		**(164,568)**		(172,000)
INCOME TAX RECOVERY	$	**216,116**	$	-

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

		DECEMBER 31,2004		DECEMBER 31,2003
OPERATING LOSS CARRY FORWARDS	$	**1,474,989**	$	1,214,000
CAPITAL LOSS CARRY FORWARDS		**225,792**		189,000
RESOURCE PROPERTIES – CARRYING VALUE IN EXCESS OF TAX VALUE		**1,894,887**		2,172,000
SHARE ISSUE COSTS		**143,607**		-
		3,739,275		3,575,000
LESS: VALUATION ALLOWANCE		**(3,739,275)**		(3,575,000)
NET FUTURE INCOME TAX LIABILITY	$	**-**	$	-

At December 31, 2004, the Company had the following loss carry-forwards available for tax purposes:

COUNTRY		AMOUNT	EXPIRY
CANADA	$	6,672,000	2005 – 2011

At December 31, 2004 the Company had the following capital losses:

COUNTRY		AMOUNT
CANADA	$	1,262,416

7. SHARE CAPITAL

a) Authorized unlimited amount of common shares without par value.

b) During the years ended December 31, 2004 and 2003, changes in issued share capital were as follows:

	2004			2003		
	NUMBER OF SHARES		**AMOUNT**	NUMBER OF SHARES		AMOUNT
ISSUED AT BEGINNING OF YEAR	**24,817,342**	**$**	**12,244,082**	12,043,844	$	8,363,105
PRIVATE PLACEMENTS - NET OF SHARE ISSUE COSTS OF $108,140 (2003-$85,251)	**3,047,385**		**1,590,860**	804,018		517,762
ISSUED UPON EXERCISE OF WARRANTS	-		-	2,500		1,250
ISSUED TO CANABRAVA SHAREHOLDERS PURSUANT TO BUSINESS COMBINATION	-		-	11,966,980		3,361,965
ISSUED AT END OF YEAR	**27,864,727**	**$**	**13,834,942**	24,817,342	$	12,244,082

On January 16, 2004, the Company completed a private placement of 932,000 units at $0.75 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.90 until January 15, 2005. Broker warrants totaling 93,200 were issued with each broker warrant entitling the holder to purchase one common share at a price of $0.75 until January 15, 2005.

On March 30, 2004, the Company completed a non-brokered private placement of 615,385 units at $0.65 per unit. Each unit consisted of one common share and one half common share purchase warrant, with each full share purchase warrant entitling the holder to purchase one common share at $0.85 during the first year and at $1.00 during the second year after closing.

On December 17, 2004 the Company completed a private placement of 1,500,000 common shares at a price of $0.40 for gross proceeds of $600,000.

On December 31, 2003, the Company completed a private placement of 804,018 flow-though units at $0.75 per unit. Each flow-through unit consists of one flow-through common share and one-half of a non flow-though common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.90 until December 30, 2004. The broker received 80,402 broker warrants with each warrant entitling the holder to purchase one common share at a price of $0.75 until December 30, 2004. Proceeds from the issuance of flow through shares were renounced under the "look-back rule" for the year ended December 31, 2003.

c) Stock Options

At December 31, 2004, there were 4,265,000 stock options outstanding and exercisable under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

YEAR ENDED DECEMBER 31		**2004**		2003
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING AT BEGINNING OF YEAR	**4,230,000**	**$ 0.64**	1,515,000	$ 0.50
ISSUED	**115,000**	**0.50**	2,745,000	0.71
CANCELLED	***(80,000)***	***0.60***	*(30,000)*	0.50
OUTSTANDING AND EXERCISABLE AT END OF YEAR	**4,265,000**	**$ 0.64**	4,230,000	$ 0.64

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2004.

NUMBER OF OPTIONS	EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING YEARS OF CONTRACTUAL LIFE
1,420,000	$ 0.50	2.8
100,000	$ 0.52	4.3
65,000	$ 0.40	3.6
2,680,000	$ 0.72	4.0
4,265,000	$ 0.64	3.6

d) Warrants

As at December 31, 2004, there were 3,613,500 warrants issued and outstanding.

DATE ISSUED	NUMBER	EXERCISE PRICE		EXPIRY DATE	
April 8, 2000	140,625	$	1.20	April 8, 2005	*
February 21, 2002	145,000	$	2.50	February 20, 2005	*
February 21, 2002	215,000	$	1.50	February 20, 2005	*
March 4, 2002	137,500	$	3.75	March 4, 2005	*
August 29, 2002	1,000,000	$	0.60	August 29, 2006	*
August 29, 2002	197,500	$	0.60	August 29, 2006	*
December 31, 2002	357,143	$	1.20	December 31, 2005	*
December 31, 2002	71,428	$	0.80	December 31, 2005	*
December 31, 2003	402,009	$	0.90	December 29, 2005	*
December 31, 2003	80,402	$	0.75	December 29, 2005	*
January 16, 2004	466,000	$	0.90	December 29, 2005	*
January 16, 2004	93,200	$	0.75	December 29, 2005	*
March 30, 2004	307,693	$	0.85/1.00	March 30, 2005/06	

* All expiry dates on these warrants were extended for a maximum of one year during 2004.
No carrying values have been assigned to the warrants.

8. RELATED PARTY TRANSACTIONS

Fees amounting to $29,645 (2003 - $40,986) were paid on account of consulting and management services provided by companies controlled by directors and officers, and directors during the year ended December 31, 2004. Amounts paid to Aurora Platinum Corp. (a Company holding a 24.6% interest in the Company and with directors in common) under the terms of an administrative services agreement totaled $24,000 (2003 - $24,000). In addition, fees of $48,000 (2003 - $48,000) were paid to Southwestern under the terms of a separate administrative services agreement. As at December 31, 2004, there was an amount of $nil (2003 – $17,929) due to Aurora and $5,898 (2003 - $6,584) due to Southwestern.

9. SUPPLEMENTAL CASH FLOW INFORMATION

		FOR THE YEAR ENDED DECEMBER 31, 2004		FOR THE YEAR ENDED DECEMBER 31, 2003
INTEREST RECEIVED	$	**8,456**	$	17,208
INTEREST PAID	$	**12,500**	$	1,167

10. SUBSEQUENT EVENT

On March 16, 2005, the Company announced a proposed private placement to raise up to $3,800,025 in a brokered private placement through the sale of flow through shares at $0.50 per share and non-flow through units at $0.45 per unit. Each non-flow through unit will consist of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase one common share for $0.60 within two years after closing.

Concurrent with this offering, the Company also proposes to sell by way of a non-brokered private placement up to 444,444 non-flow through units at $0.45 per unit consisting of one common share and one-half of a share purchase warrant. One whole warrant will entitle the holder to purchase one common share for $0.60 within two years after closing.

DIRECTORS AND OFFICERS

Alan C Moon ◊ † *
Chair of the Board

John G Paterson +
President, CEO and Director

Thomas F Morris
Vice President, Exploration

Parkash K Athwal
Chief Financial Officer

Susy H Horna
Corporate Secretary

Thomas W Beattie
Director

Murray A Gordon ◊ † * +
Director

K Wayne Livingstone ◊ † * +
Director

member of the Audit Committee

member of the Corporate Governance and Nominating Committee

member of the Compensation Committee

member of the Environment and Safety Committee

HEAD OFFICE

Superior Diamonds Inc.
1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6

telephone 604.806.0667
fax 604.688.5175
info@superiordiamonds.ca
www.superiordiamonds.ca

EXPLORATION OFFICE

Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8

telephone 705.525.0992
fax 705.525.7701

AUDITORS

Deloitte & Touche LLP
Four Bentall Centre
PO Box 49279
2800, 1055 Dunsmuir St
Vancouver, BC
Canada V7X 1P4

TRANSFER AGENT

Computershare Trust company
510 Burrard St
Vancouver, BC
Canada V6C 3B9

STOCK EXCHANGE LISTING

SUP - TSXV

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 W Georgia St
Vancouver, BC, Canada
Tuesday, May 31, 2005 at 9:30 am

SUPERIOR DIAMONDS INC.

Superior Diamonds Inc.
1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6

telephone 604.806.0667
fax 604.688.5175
info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR DIAMONDS INC.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
May 31, 2005

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the "Meeting") of Superior Diamonds Inc. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Tuesday May 31, 2005 at 9:30 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004 and the Auditors' Report thereon;

2. set the number of directors at five and elect directors for the ensuing year;

3. approval of the conversion of the $200,000 debt owed by the Company to Southwestern Resources Corp. into shares, resulting in the creation of a new control person, as more particularly described in the Information Circular dated April 25, 2005.

4. approval of the sale by way of one or more private placements of common shares (or securities convertible into common shares) where the number of common shares issued and issuable on conversion of convertible securities results in the creation of a new control person, as more particularly described in the Company's Information Circular dated April 25, 2005.

5. appoint auditors for the Company and authorize the directors to fix the auditors' remuneration; and

6. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

The Directors have fixed the close of business on April 25, 2005 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporation Act (British Columbia).*

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas W. Beattie"

April 25, 2005
Vancouver, British Columbia

Thomas W. Beattie
Vice President, Corporate Development

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: +(416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

SUPERIOR DIAMONDS INC.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 25, 2005

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Superior Diamonds Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder of outstanding common shares of the Company having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast by shareholders shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or executive officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" or "√" in the appropriate space. On any ballot required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA: 1-866-249-7775 – OUTSIDE NORTH AMERICA: +(416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many beneficial holders of shares of the Company. Shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("IICC") in Canada and ADP Investor Communication Services ("ADP") in the United States and IICC and ADP typically prepare another form of proxy or apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to IICCC for Canada and ADP for the United States and then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an IICC proxy or an ADP proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC or ADP, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the applicable Meeting, arrange for their Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 27,864,727 common shares issued and outstanding. Only those shareholders of record on April 25, 2005 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Aurora Platinum Corp. (1)	6,860,715	24.6%
Southwestern Resources Corp. (2)	5,514,510	19.8%

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on the TSX Venture Exchange.
(2) Southwestern Resources Corp. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, has been furnished by each of them:

Name	Director Since[1]	Present Principal Occupation, Business or Employment [2]	Shares Owned [3]
ALAN C. MOON [4][5][7] Calgary, AB	2003	President of Crescent Enterprises Inc. (a private corporate consulting company).	8,900
JOHN G. PATERSON [6] Vancouver, BC	2002	President & Chief Executive Officer of the Company, President, CEO and Director of Southwestern Resources Corp. and Director of Lake Shore Gold Corp (public mineral exploration companies).	2,109,540
K. WAYNE LIVINGSTONE [4][5][6][7] White Rock, BC	1998	President of New Oroperu Resources Inc. (public mineral exploration company) and partner in a Yukon placer mining operation.	94,750
THOMAS W. BEATTIE West Vancouver, BC	2002	Director of the Company; VP, Corporate Development and Corporate Secretary of Southwestern Resources Corp. and Aurora Platinum Corp.; VP, Corporate Development of Lake Shore Gold Corp. (public mineral exploration companies); Director of Westvista Management Inc. (private consulting company).	43,000
MURRAY A. GORDON [4][5][6][7] North Vancouver, BC	2004	Director of the Company and Lake Shore Gold Corp.	nil

(1) Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 31, 2005.
(2) Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.
(3) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at April 1, 2005.
(4) Member of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Environment and Safety Committee.
(7) Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid during the previous three financial years to the Company's Chief Executive Officer and Chief Financial Officer as well as each of the Company's three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

Name & Principal Position	Year	Annual Compensation			Long-Term Compensation [1][2]			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
John G. Paterson[3] President & CEO	2004	nil	nil	3,000[4]	nil	nil	nil	nil
	2003	nil	nil	25,500[4]	300,000	nil	nil	nil
	2002	nil	nil	15,500[4]	300,000	nil	nil	nil
Parkash K. Athwal[5] VP, Finance & CFO	2004	nil	nil	nil	nil	nil	nil	nil
	2003	nil	nil	nil	150,000	nil	nil	nil
	2002	nil	nil	nil	100,000	nil	nil	nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.
(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Member of the Board of Directors
(4) Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.
(5) The management services of Ms. Athwal were provided pursuant to an Administration Services Agreement between the Company and Southwestern Resources Corp.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR [1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)[2]	Expiration Date
John G. Paterson	nil	n/a	nil	nil	n/a
Parkash K. Athwal	nil	n/a	nil	nil	n/a

(1) No SARs were granted.
(2) Market Value of securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR [1] EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized [2] ($)	Unexercised Options at December 31, 2004 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2004[3] ($) Exercisable/Unexercisable
John G. Paterson	nil	n/a	600,000/nil	nil/nil
Parkash K. Athwal	nil	n/a	250,000/nil	nil/nil

(1) As no SARs were granted, no SARs were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price of $0.41 on December 31, 2004 and the exercise price.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SARs.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into a contract with a company controlled by one of the Named Executive Officers, and the compensation paid pursuant to that contract is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table".

Compensation of Directors

In 2004 the three independent directors of the Company (Alan C. Moon, K. Wayne Livingstone and Murray A. Gordon) were each paid director's fees of $6,000. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company. Certain executive officers provide these services pursuant to consulting agreements (also see "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche were initially appointed auditors of the Company in 1992. During 2004 the Company paid to the auditors $31,400 for audit fees and $4,500 for tax services.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of the guidelines on corporate governance adopted by the TSX Exchange (the "Exchange") as well as proposed National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Exchange.

Form 58-101F1 Corporate Governance Disclosure

1. Board of Directors

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Alan C. Moon, K. Wayne Livingstone and Murray A. Gordon. The chair of the Board, Alan C. Moon, is an independent director, which enhances the Board's ability to function independently of management. The independent directors hold regularly scheduled meetings at which members of management are not in attendance.

The following directors are members of management and thus are not independent: John G. Paterson and Thomas W. Beattie.

2. Directorships

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Aurora Platinum Corp. Avena Diversified Income Trust Maxim Power Corp. TransAtlantic Petroleum Corp. Synenco Energy Inc. Mayfair Energy Ltd.
John G. Paterson	Lake Shore Gold Corp. Southwestern Resources Corp.
K. Wayne Livingstone	New Oroperu Resources Corp. Carlin Gold Corporation
Murray A. Gordon	Lake Shore Gold Corp.

3. Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company's business:

a. each new director is provided with a copy of the Board Policy Manual, which provides a comprehensive introduction to the Board and its committees; and
b. each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the

Company's business will be necessary and relevant to each new director.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a. the Board Policy Manual is reviewed at least annually and a revised copy is given to each director; and
b. there is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

4. Ethical Business Conduct

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the "Code"), a copy of which is available to any person without charge, upon request. A copy of the Code has been provided to each director, officer, employee and consultant and is provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed. As one measure to ensure compliance with the Code, the Board has established whistleblower policies which detail complaint procedures for financial concerns, and environment and safety concerns.

The Board complies with the conflict of interest provisions of the British Columbia *Business Corporations Act*, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

5. Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee, which is composed entirely of independent directors, regarding:

a. the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and
b. the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

6. Compensation

The Compensation Committee, composed entirely of independent directors, recommends to the Board the compensation for the Company's directors and officers by comparison with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market as the Company.

7. Other Board Committees

In addition to the audit, compensation and corporate governance and nominating committees, the

Board has an Environment and Safety Committee. The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development. Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

8. Assessments

The Corporate Governance and Nominating Committee will evaluate the effectiveness of the Board, its committees and individual directors. Each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee chair, and submits a Committee Annual Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board will conduct an annual review of its performance, as well as that of the Chair of the Board.

AUDIT COMMITTEE DISCLOSURE

The following disclosure meets the requirements of Multilateral Instrument 52-110, Audit Committees, for Venture Issuers.

1. The Audit Committee's Charter

General

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company's internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee shall be governed by the Terms of Reference for Committees adopted by the Board, as well as the following procedural requirements and powers. The Audit Committee:

a. shall meet at least four times per year, either by telephone conference or in person;
b. may invite the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;
c. shall report material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;
d. has the power to conduct or authorize investigations into any matter within the scope of its

responsibilities;

e. it has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;
f. has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and
g. must pre-approve non-audit services to be preformed by the external auditors in accordance with the Committee's pre-approval policies and procedures, which pre-approval is subject to ratification by the Board. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

Responsibilities

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with management.

Also, the Audit Committee:

a. recommends to the Board:
    i. whether the current external auditors should be reappointed for the ensuing year and if the current external auditors are not to be reappointed, select and recommend a suitable alternative; and
    ii. the amount of compensation payable to the external auditors;
b. oversees the work of the external auditors engaged for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for the Company;
c. resolves disagreements, if any, between management and the external auditors regarding financial reporting;
d. provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;
e. takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries;
f. confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 *Auditor Oversight* and are in compliance with governing regulations;
g. reviews and evaluates the performance of the external auditors; and
h. reviews and approves the Company's hiring policy regarding partners, employees and former partners and employees of the Company's external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company's financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a. consults annually with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

b. considers the scope and general extent of the external auditors' review, including their engagement letter;
c. ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;
d. reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;
e. reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.
f. reviews the appropriateness and disclosure of any off-balance sheet matters.
g. reviews disclosure of related-party transactions;
h. receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;
i. makes recommendations to the Board respecting approval of the audited financial statements;
j. meets with the external auditors separately from management to review the integrity of the Company's financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Company with prior recommendations of the external auditors.
k. directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and
l. meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Board has not delegated to the Audit Committee the power to approve the Company's interim financial statements. The Audit Committee shall:

a. reviews on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;
b. conducts all such reviews and discussions with the external auditors and management as it deems appropriate;
c. reviews the interim financial statements with the external auditors; and
d. makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee:

a. reviews the Company's financial statements, Management's Discussion and Analysis and annual and interim earnings press releases, if any, before the Company publicly discloses this information;
b. reviews all of the Company's public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;
c. reviews material financial risks with management, the plan that management has

implemented to monitor and deal with such risks and the success of management in following the plan;

d. consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls and review any breaches or deficiencies;
e. obtains such certifications by the CEO and CFO attesting to internal controls, disclosure and procedures as deemed advisable;
f. reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;
g. reviews as required with management the annual financial statements, the quarterly financial statements, Management's Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;
h. reviews with management the Company's compliance with applicable laws and regulations respecting financial matters;
i. reviews with management proposed regulatory changes and their impact on the Company; and
j. reviews as required with management and approves public disclosure of the Audit Committee Charter in the Company's Annual Information Form, Information Circular and on the Company's website.

Complaints

The Audit Committee has established procedures for:

a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company's Whistle Blower Policy – Accounting, Internal Controls or Auditing Matters. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Audit Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Audit Committee for a period of three years.
The Audit Committee reviews the Whistle Blower Policy annually.

Reporting

The Audit Committee reports to the Board of Directors at its regularly scheduled meetings and reports to the Corporate Governance and Nominating Committee for the Committee Annual Report.

2. Composition of the Audit Committee

The Audit Committee consists of three independent members: Murray Gordon (Chair), Wayne Livingstone and Alan Moon. Mr. Gordon and Mr. Moon are financially literate.

3. **Audit Committee Oversight**

Since the commencement of the Company's most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

4. **Reliance on Certain Exemptions**

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 *(De Minimis Non-audit Services)*; or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 (*Exemptions*).

The Company is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110, "Audit Committees" from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*).

5. **Pre-Approval Policies and Procedures**

The Audit Committee pre-approves all non-audit related services provided by the external auditors.

6. **External Auditors' Service Fees (By Category)**

The fees paid to the External Auditors were as follows:

	2004	2003
a. Audit Fees	$31,400	$23,050
b. Audit Related Fees	$ --	$ 8,500
c. Tax Fees[1]	$ 4,500	$ 3,200
d. All other Fees	$ --	$ --
TOTAL	**$35,900**	**$34,750**

[1] for services rendered in the ordinary course of business for tax compliance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shares for Debt

The Company intends to seek shareholder and regulatory approval to restructure its debt (the "Debt") owed to Southwestern Resources Corp. ("Southwestern"). The Company presently owes $200,000 to Southwestern in the form of a long-term promissory note (interest is paid monthly). The Company proposes to convert the Debt by issuing shares to Southwestern (the "Shares") at a price acceptable to the Exchange. The Shares will be subject to a four-month hold period.

Shares for debt transactions are subject to the requirements of Exchange policies applicable to the

Company. One such requirement is that if the issuance of shares could result in the creation of a new Control Person, the Exchange requires shareholder approval of the specific transaction. For this purpose, a Control Person is a person that holds, or is one of a combination of persons that hold, a sufficient number of securities of an issuer so as to affect materially the control of an issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect control of the issuer.

Southwestern currently has a 19.78% interest in the Company and assuming, for example purposes only, the proposed shares for debt transaction occurs at a share price of $0.42 per share when the Company has 27,864,727 shares outstanding, Southwestern would have a 21.13% interest in the Company, resulting in the creation of a new Control Person.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution:

> ***RESOLVED THAT the conversion of the $200,000 debt owed by the Company to Southwestern Resources Corp. into shares, resulting in the creation of a new control person, as more particularly described in the Company's Information Circular dated April 25, 2005, is approved on such terms as may be accepted by the TSX Venture Exchange.***

Authorization and Approval of Private Placements

It may be necessary or advisable from time to time to negotiate private placements of the Company's securities in order to provide working capital to and fund the Company's activities and operations. Private placements are subject to the requirements of Exchange policies applicable to the Company. One such requirement is that if the issuance of the private placement shares and the shares issued on conversion of convertible securities will result in, or is part of a transaction that will result in the creation of a new Control Person, the Exchange requires shareholder approval of the private placement.

Private placements will only be negotiated by the Company if management believes that the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized will be made with placees who may or may not be at arm's length to the Company, however, the subscription price will comply with the policies of the Exchange.

Management recommends that shareholders pass an ordinary resolution authorizing and approving the sale by way of Exchange accepted private placements of common shares (or warrants of securities convertible into common shares) where the number of common shares issued and issuable on conversion of warrants or convertible securities results in the creation of a new Control Person.

In addition, Management has determined that if Southwestern, which currently has a 19.78% interest in the Company and thus is not a Control Person of the Company, were to subscribe for a private placement within the next 12 months, Southwestern would likely become a Control Person. Therefore, the Company will also ask the scrutineer of the Meeting to exclude Southwestern's vote on the following resolution thereby creating a disinterested shareholders' vote. If passed as an ordinary resolution of disinterested shareholders then Southwestern may by way of one or more private placements purchase common shares (or warrants or securities convertible into common shares) where the number of common shares issued and issuable on conversion of warrants or convertible securities results in the creation of a new Control Person,.namely Southwestern.

RESOLVED THAT the sale by way of one or more private placements of common shares (or warrants or securities convertible into common shares) where the number of common share issued and issuable on conversion of convertible securities results in the creation of a new control person, as more particularly described in the Company's Information Circular dated April 25, 2005, is approved on such terms as may be accepted by the TSX Venture Exchange.

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

"Thomas W. Beattie"

Director

DATED at Vancouver, BC
April 25, 2005

SUPERIOR DIAMONDS CLOSES CDN$2.66 MILLION IN FINANCINGS

April 28, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced today that the two private placements announced on March 16, 2005 have closed, raising aggregate gross proceeds of Cdn$2,659,530.

Subscribers in the brokered private placement purchased 3,604,060 flow through shares at Cdn$0.50 per share and 1,461,111 non-flow through units at Cdn$0.45 per unit for proceeds of Cdn$2,459,530. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for Cdn$0.60 within two years after closing. The securities are subject to a four month hold period expiring August 29, 2005.

Net proceeds from the sale of the brokered private placement will be used by Superior Diamonds for ongoing exploration and development programs in Ontario and Québec and to supplement general working capital. Octagon Capital Corporation and Raymond James Ltd. acted as agents for this financing and were paid a cash commission of Cdn$172,167 and received 354,562 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of Cdn$0.45 within two years after closing.

Concurrently, Superior closed the non-brokered private placement also disclosed in the March 16, 2005 news release and received gross proceeds of Cdn$200,000 through the sale of 444,444 non-flow through units at Cdn$0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for Cdn$0.60 within two years after closing. Superior Diamonds will use the gross proceeds from this private placement for ongoing exploration and development programs in Québec. The sole subscriber was SIDEX, Limited Partnership, a mining fund that is part of an initiative created by the Government of the Province of Québec and the Solidarity Fund QFL to promote the diversification of exploration.

The independent directors of Superior approved the participation by insiders of the Company in the brokered private placement on the same terms as arm's length investors, and shareholdings of certain insiders in the Company increased after such participation. Southwestern Resources Corp. ("Southwestern") purchased 888,889 units and, as a result, Southwestern owns 6,403,399 shares representing 19.19% of Superior's issued shares and 444,444 warrants. These holdings represent 20.25% of Superior's issued shares on a partially diluted basis assuming exercise of Southwestern's warrants. These securities have been acquired for investment purposes. Southwestern may from time to time increase or decrease its shareholdings in the Company. The President of the Company also purchased 200,000 flow through shares and 222,222 non-flow through units.

...more

Superior Diamonds is exploring a large area of northern Ontario and Québec using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has recently acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds is owned 20.56% by Aurora Platinum Corp. and 19.19% (20.25% on a partially diluted basis) by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca



SUPERIOR *Diamonds Inc.*

PO Box 10102, 1650-701 W Georgia St, Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175
1988 Kingsway, Unit G, Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca www.superiordiamonds.ca

ANNUAL AND SPECIAL MEETING

April 1, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced that all shareholders of record as at April 25, 2005 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held on Tuesday May 31, 2005 at Vancouver, B.C.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca